UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Edge Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.00033 per share

(Title of Class of Securities)

279870109

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 279870109	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Muneer A. Satter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 279870109	13G/A	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

Edge Therapeutics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

300 Connell Drive
Suite 4000
Berkeley Heights, NJ 07922

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by Muneer A. Satter (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Muneer A. Satter
c/o Satter Management Co., L.P.
676 North Michigan Avenue, Suite 4000
Chicago, IL 60611

Item 2(c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.00033 per share (the “Common Stock”).

Item 2(e)	CUSIP Number:

279870109

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP No. 279870109	13G/A	Page 4 of 6 Pages

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned: The Reporting Person beneficially owns an aggregate of 0 shares of Common Stock.

(b)	Percent of class: 0%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date here of, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

CUSIP No. 279870109	13G/A	Page 5 of 6 Pages

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

By:	/s/ Muneer A. Satter
Muneer A. Satter